SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)

                        ARMOR ALL PRODUCTS CORPORATION
                              (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  042256-10-7
                                (CUSIP NUMBER)

                             Ivan D. Meyerson, Esq
                      Vice President and General Counsel
                             McKesson Corporation
                                One Post Street
                       San Francisco, California  94104
                                (415) 983-8300
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                  TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy to

                             Paul T. Schnell, Esq
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York  10022
                                 (212) 735-3000

                               November 26, 1996
                       (DATE OF EVENT WHICH REQUIRES
                         FILING OF THIS STATEMENT)

          If the filing person has previously filed a state-ment on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

          Check the following box if a fee is being paid with this statement: ( )


                                    13D
   CUSIP NO.          042256-10-7


   1       NAME OF REPORTING PERSONS
           S.S. OR I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS
   ------------------------------------------------------------------------
            MCKESSON CORPORATION
            I.R.S. IDENTIFICATION NO. 94-32 07296
   ------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)  ( )
                                                               (b)  ( )
   ------------------------------------------------------------------------
   3       SEC USE ONLY
   ------------------------------------------------------------------------
   4       SOURCE OF FUNDS
             00
   ------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED    ( )
           PURSUANT TO ITEM 2(d) or 2(e)
   ------------------------------------------------------------------------
   6       CITIZEN OR PLACE OF ORGANIZATION
           STATE OF DELAWARE
   ------------------------------------------------------------------------
       NUMBER OF              7       SOLE VOTING POWER         11,624,900
        SHARES              -----------------------------------------------
     BENEFICIALLY             8       SHARED VOTING POWER                0
       OWNED BY             -----------------------------------------------
        EACH                 9       SOLE DISPOSITIVE POWER     11,624,900
      REPORTING             -----------------------------------------------
    PERSON WITH             10       SHARED DISPOSITIVE POWER            0
   ------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            11,624,900
   ------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      ( )
           CERTAIN SHARES
   ------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           54.9%
   ------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
            CO



               This Amendment No. 1 amends the Schedule 13D
     (the "Schedule 13D") filed on December 1, 1994 by McKesson Corporation, a Delaware corporation ("McKesson"), with respect to common stock, par value $0.01 per share (the "Shares"), of Armor All Products Corporation, a Delaware corporation ("Armor All"), whose executive offices are located at 6 Liberty, Aliso Viejo, California 92656.

               Unless otherwise defined herein, each capital-ized term used herein has the same meaning ascribed to it in the Schedule 13D.

     Item 4.   Purpose of Transaction

               Item 4 is hereby amended to include the follow-ing:

               McKesson plans to dispose of its Shares pursu-ant to the contracts, arrangements and understandings set forth in Item 6 hereof.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with respect to Securities of the Issuer.

               Item 6 is hereby amended to include the follow-ing summary, which is qualified in its entirety by refer-ence to Exhibits 1, 2 and 3 attached hereto and incorpo-rated herein by reference:

               On November 26, 1996, Armor All, The Clorox
     Company, a Delaware corporation ("Clorox") and Shield Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Clorox (the "Purchaser") entered into an Agreement and Plan of Merger, dated as of November 26, 1996 (the "Merger Agreement"), which pro-vides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into Armor All (the "Merger"). Under the Merger Agreement, in the event that the Purchaser ac-quires less than all of the outstanding Shares in an all-cash tender offer, the tender offer will be followed by the Merger in which any remaining Shares (other than Shares held by dissenting stockholders, if applicable) will be converted into the same consideration as is paid
     in the tender offer.   Pursuant to the Merger Agreement,
     the Purchaser has commenced a tender offer, as described in a Tender Offer Statement on Schedule 14D-1, dated December 2, 1996, to purchase any and all outstanding Shares, at a price of $19.09 per Share, net to the seller in cash, upon the terms and subject to the conditions in the Offer to Purchase, dated December 2, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

               The Purchaser is required under the Merger
     Agreement to accept for payment and pay for all Shares tendered as soon as such actions are permitted under applicable law. Prior to such actions being so permit-ted, among other things, the waiting period applicable to the acquisition of the Shares under the HSR Act must expire or be terminated. However, notwithstanding any other provision of the Merger Agreement, the Purchaser shall not be required to purchase any Shares tendered, and may terminate or amend the Offer, if on or after December 2, 1996, any of the following events shall occur: (a) the Company shall have breached in any mate-rial respect any of its representations, warranties, covenants or agreements contained in the Merger Agree-ment; (b) there shall be any statute, rule, regulation, decree, order or injunction promulgated, enacted, entered or enforced by any United States federal or state govern-ment, governmental authority or court which would
     (i) make the acquisition by the Purchaser of a material portion of the Shares illegal, or (ii) otherwise prohibit or restrict consummation of the Purchaser or the Merger;
     (c) the Merger Agreement shall have been terminated in accordance with its terms; or (d) the Company or its subsidiaries shall have suffered a change that would result in a Company Material Adverse Effect (as defined in the Merger Agreement).

               The obligations of each of Clorox, the Purchas-er and Armor All to effect the Merger are subject to the satisfaction or waiver of certain conditions, including
     (i) if required by the Delaware General Corporation Law, the Merger Agreement and the Merger shall have been approved by the stockholders of Armor All, (ii) no stat-ute, rule, regulation, order, decree, or injunction shall have been promulgated by any governmental entity which prohibits the consummation of the Merger, (iii) the Offer shall not have expired or been terminated prior to the purchase of any Shares, and (iv) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Further, the respective obligations of Armor All, on the one hand, and Clorox and the Purchaser, on the other hand, are subject to the satisfaction or waiver at or prior to the Effective Time of certain additional conditions, includ-ing (i) the representations and warranties of the other parties or party being true as of the Effective Time (as defined in the Merger Agreement), (ii) the other parties or party having performed in all material respects their or its obligations under the Merger Agreement, and (iii) receipt of a certificate of an officer of Clorox or Armor All, as the case may be, as to the satisfaction of cer-tain of such conditions, provided that the conditions described in this sentence with respect to the obliga-tions of Clorox and the Purchaser shall cease to be conditions if the Purchaser shall have accepted for payment and paid for Shares validly tendered pursuant to the Offer.

               The Merger Agreement was amended on December 1,
     1996 by the parties thereto to clarify certain matters in a services agreement previously entered into by McKesson and Armor All.

               Concurrently with the execution of the Merger Agreement, McKesson, Clorox and the Purchaser entered into a Stockholder Agreement, dated as of November 26, 1996 (the "Stockholder Agreement"). Under the Stockhold-er Agreement, McKesson has agreed to tender (and to direct its exchange agent pursuant to an exchange agent agreement and an indenture relating to debentures issued in 1994 by McKesson to tender) all Shares owned by it into the Offer and that it will not (and will not direct its exchange agent to) withdraw any Shares so tendered. Pursuant to the Stockholder Agreement, McKesson also has granted to Clorox an irrevocable proxy to vote its Shares, or grant a consent or approval in respect of such Shares, in connection with any meeting of the stockhold-ers of Armor All (i) in favor of the Merger and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction such as a merger, reorganization or liquidation involving Armor All and a third party or any other proposal by a third party to acquire Armor All. Such irrevocable proxy shall termi-nate on termination of the Stockholder Agreement.

               During the term of the Stockholder Agreement, McKesson has agreed that it will not (subject to certain exceptions) (i) transfer, or enter into any contract, option, agreement or other understanding with respect to the transfer of, its Shares, (ii) grant any proxy, power of attorney or other authorization or consent in or with respect to its Shares, (iii) deposit its Shares in any voting trust or enter into any voting agreement or ar-rangement with respect to such Shares, or (iv) take any other action that would in any way restrict, limit or interfere with the performance of its obligations pursu-ant to the Stockholder Agreement.

               The Stockholder Agreement shall terminate upon the earlier of (i) termination of the Merger Agreement, either in accordance with its terms by a party thereto or by mutual agreement of the parties thereto, or (ii) the date that the Purchaser pays for the Shares of McKesson pursuant to the Stockholder Agreement, provided that certain provisions specified in the Stockholder Agreement will survive such termination. Neither party has any other unilateral right to terminate the Stockholder Agreement.

     Item 7.   Material to be Filed as Exhibits.

               Item 7 is hereby amended to include the follow-ing:

     Exhibit 1: Agreement and Plan of Merger, dated as November 26, 1996, by and among Armor All Products Corporation, The Clorox Company and Shield Acquisition Corporation.

     Exhibit 2: First Amendment to the Agreement and Plan of Merger, dated December 1, 1996, by and among Armor All Products Corporation, The Clorox Company and Shield Acquisition Corporation.

     Exhibit 3: Stockholder Agreement, dated as of Novem-ber 26, 1996 by and among McKesson Corpo-ration, The Clorox Company and Shield
                    Acquisition Corporation.


                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Dated:  December 6, 1996

                              McKESSON CORPORATION

                              By:  /s/ Nancy A. Miller
                                   -----------------------------
                                   Nancy A. Miller
                                   Vice President and Secretary


                           EXHIBIT INDEX

     Exhibit     Description                           Page

       1         Agreement and Plan of Merger, dated
                 as of November 26, 1996, by and
                 among Armor All Products Corpora-
                 tion, The Clorox Company and Shield
                 Acquisition Corporation.               8

       2         First Amendment to the Agreement
                 and Plan of Merger, dated as of
                 December 1, 1996, by and among Ar-
                 mor All Products Corporation, The
                 Clorox Company and Shield Acquisi-
                 tion Corporation.                     65

       3         Stockholder Agreement, dated as of
                 November 26, 1996 by and among
                 McKesson Corporation, The Clorox
                 Company and Shield Acquisition Cor-
                 poration.                             69